UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

McDonald’s Corporation
(Exact name of the registrant as specified in its charter)

Delaware	1-5231
(State or other jurisdiction of incorporation)	(Commission file number)

110 North Carpenter Street
Chicago, Illinois	60607
(Address of principal executive offices)	(Zip Code)

Desiree Ralls-Morrison
Corporate Executive Vice President, General Counsel and Secretary
McDonald's Corporation
(630) 623-3000
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Item 1.01 Conflict Minerals Disclosure and Report

Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended, generally provides that a company must file a specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: columbite-tantalite (coltan); cassiterite; gold; wolframite; and their derivatives, which are limited to tantalum, tin and tungsten (collectively, “3TGs”). 3TGs are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “covered countries”).

McDonald’s Corporation, a Delaware corporation (together with its consolidated subsidiaries, the “Company”), franchises and operates McDonald’s restaurants in more than 100 countries around the world. The Company offers Happy Meal toys and promotional items (the “covered products”), certain of which the Company has determined contain 3TGs. The Company does not directly purchase, nor does it have a direct relationship with any mine or smelter that processes, 3TGs.

The Company conducted diligence on suppliers of the covered products that contain 3TGs, seeking information regarding the source of such 3TGs. None of the suppliers that responded provided information indicating that any of such 3TGs come from any covered countries or were not from recycled or scrap sources. As a result, the Company has no reason to believe that any of the 3TGs contained in the covered products for the reporting period from January 1, 2021 to December 31, 2021 originated in any covered countries or were not from recycled or scrap sources.

The information in this Form SD is also publicly available on the Company’s website at http://corporate.mcdonalds.com/corpmcd/investors-relations/financial-information/sec-filings.html. This website link is provided for convenience only, and information contained on or accessible through this website link is not incorporated herein and does not constitute a part of this Form SD.

Item 1.02 Exhibit

Not applicable.

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Item 3.01 Exhibits

Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

McDONALD’S CORPORATION
(Registrant)

By:	/s/ Desiree Ralls-Morrison	Date:	May 25, 2022
Name:	Desiree Ralls-Morrison
Title:	Corporate Executive Vice President, General Counsel and Secretary